EX 99.28(d)(36)(x)

Amendment
to Investment Sub-Advisory Agreement Between
Jackson National Asset Management, LLC
And Invesco Advisers, Inc.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser ("Adviser"), and Invesco Advisers, Inc., a Delaware corporation and registered investment adviser ("Sub-Adviser").

Whereas, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 1st day of January, 2010, as Amended and Restated effective as of the 1st day of December, 2012, and as further amended ("Agreement"), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of JNL Series Trust ("Trust"), as listed on Schedule A to the Agreement.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 3. "Management."

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

The following shall be inserted as sub-paragraph k) in Section 3. "Management." under the heading entitled: "The Sub-Adviser further agrees that it:"

k)
at its expense, will furnish: (i) all necessary facilities and personnel, including salaries, expenses, and fees of any personnel required for the Sub-Adviser to faithfully perform its duties under this Agreement; and (ii) administrative facilities, including bookkeeping, and all equipment necessary for the efficient conduct of the Sub-Adviser's duties under this Agreement. The Sub-Adviser shall, at its expense, bear any reasonable fees or costs associated with regulatory investigations or litigation arising from or pertaining to (i) the services provided by the Sub-Adviser under the Agreement (but excluding regulatory investigations and litigation for services provided and/or fees charged by the Adviser or any third party and/or fees charged pursuant to this Agreement); and (ii) the Sub-Adviser's general business operations that require the involvement or participation of the Adviser, the Fund, and/or any Trustee of the Fund.  The Adviser shall, at its expense, bear any reasonable fees or costs associated with regulatory investigations or litigation arising from or pertaining to (i) the services provided by the Adviser (but excluding regulatory investigations and litigation for services provided and/or fees charged by the Sub-Adviser or any third party and/or fees charged pursuant to this Agreement) and (ii) the Adviser's or Fund's general business operations that require the involvement or participation of the Sub-Adviser. A party's aggregate liability to the other for all fees and costs under this section shall not exceed the aggregate fees paid by Adviser to Sub-Adviser during the prior 12 months. Notwithstanding the foregoing, the limitations of liability set forth above shall not apply to any indemnification obligations hereunder.

Add the following as a new sub-paragraph d) under Section 3. "Management." after the heading entitled: "The Adviser and the Sub-Adviser each further agree that:"

d)
Without Adviser's prior consent to each transaction, Sub-Adviser shall have full discretionary authority as agent and attorney-in-fact, with full power of substitution and full authority in each Fund's name, to (a) buy, sell, hold, exchange, convert or otherwise deal in any manner in any assets; (b) place orders for the execution of such assets and other transactions with or through such brokers, dealers, counter-parties, issuers, agents or arrangers as Sub-Adviser may select; (c) execute, enter into and perform, on behalf of a Fund, such brokerage, derivatives, subscription and other agreements and documents (including, without limitation, International Swaps & Derivatives Association (ISDA) Master Agreements or amendments, Credit Support Annexes (and any schedules thereto), LSTA, and/or Master Securities Forward Transaction Agreement or MSFTA documentation) as Sub-Adviser deems necessary or appropriate in connection with each Fund's investment activities (collectively, "Derivatives Contracts"); and (d) negotiate, enter into, make and perform any other contracts, agreements or other undertakings it may deem advisable in connection with the performance of the Sub-Adviser's duties hereunder.

Add the following as a new sub-paragraph e) under Section 3. "Management." after the heading entitled: "The Adviser and the Sub-Adviser each further agree that:"

e)
the Adviser will cooperate fully, and cause the Fund to cooperate fully, with the Sub-Adviser as the Sub-Adviser reasonably deems necessary or appropriate to ensure that the Fund and/or the Adviser, as the case may be, performs its obligations under any Derivatives Contracts.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed and effective as of August 31, 2016.

Jackson National Asset Management, LLC		Invesco Advisers, Inc.

By:	/s/ Mark D. Nerud	By:	/s/ Peter Gallagher
Name:	Mark D. Nerud	Name:	Peter Gallagher
Title:	President and CEO	Title:	Vice President